Consolidated Financial Statements
(Expressed in thousands of Euro)

OMVL S.P.A.

Years ended December 31, 2009 and 2008 (unaudited)

OMVL S.P.A.

Consolidated Financial Statements
(Expressed in thousands of Euro)

For the years ended December 31, 2009 and 2008 (unaudited)

Table of Contents

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via S. Crispino, 106
35129 Padova

Tel. (+39) 049 7707411
Fax (+39) 049 7707428
www.ey.com

Report of Independent Auditors

The Board of Directors and Shareholders of OMVL S.p.A.

We have audited the accompanying consolidated balance sheet of OMVL S.p.A. (the "Company") as of December 31, 2009, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OMVL S.p.A. at December 31, 2009, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The 2008 financial statements were reviewed by us and our report thereon, dated September 9, 2010, stated we were not aware of any material modifications that should be made to those statements for them to be in conformity with generally accepted accounting principles. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements taken as a whole.

September 9, 2010

Reconta Ernst & Young SpA

Reconta Ernst & Young S.p.A.
Sede Legale: 00198 Roma - Via Po, 32
Capitale Sociale € 1.402.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
Iscritta all'Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U. Suppl. 13 - IV Serie Speciale del 17/2/1998
Iscritta all'Albo Speciale delle società di revisione
Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

OMVL S.P.A.

Consolidated Balance Sheets
(Expressed in thousands of Euro)

December 31, 2009 and 2008

		2009		2008 (unaudited)
Assets				
Current assets:				
Cash (note 14)	€	2,655	€	2,119
Short-term investments (note 13)		861		0
Accounts receivable, net (note 6)		6,369		7,856
Inventories, net (note 4)		6,859		12,086
Prepaid expenses		23		14
Deferred tax assets, net (note 16)		467		87
Other current assets (note 10)		885		1,143
Total current assets		18,119		23,305
Equity investment held for sale (note 9)		32		123
Deposit		123		105
Property, plant and equipment, net (note 7)		1,997		2,409
Goodwill (note 2)		8,935		8,935
Intangible assets, net (note 8)		260		477
Deferred tax assets, net (note 16)		201		163
Total assets	€	29,667	€	35,517
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities (note 5)	€	7,168	€	7,611
Income taxes payable (note 16)		277		1,273
Other current liabilities (note 11)		710		722
Current portion of long-term debt (note 12)		145		144
Total current liabilities		8,300		9,750
Long-term debt (note 12)		147		292
Deferred tax liabilities (note 16)		1,902		1,746
Liability for termination indemnities (note 17)		245		264
Total liabilities		10,594		12,052
Commitments and contingencies (note 18)				
Shareholders' equity: (note 15)				
Share capital:				
Authorized and issued:				
15.414.153 common shares, € 1 par value		15.414		15,414
Retained earnings		3,992		7,733
Accumulated other comprehensive income (loss)		(67)		(67)
Non-controlling interests		(266)		385
Total shareholders' equity		19,073		23,465
Total liabilities and shareholders' equity	€	29,667	€	35,517

See accompanying notes to consolidated financial statements.

OMVL S.P.A

Consolidated Statements of Operations
(Expressed in thousands of Euro)

Years ended December 31, 2009 and 2008

		2009		2008 (unaudited)
Product revenue	€	19,140	€	32,134
Cost of revenue and expenses:				
Cost of revenue		16,231		23,435
Research and development		1,745		2,138
General and administrative		2,213		1,987
Sales and marketing		690		951
Foreign exchange loss		210		71
Depreciation and amortization		946		1,104
Bank charges and other		209		302
		22,244		29,988
Operating (loss) income		(3,104)		2,146
Interest on long-term debt		(3)		(5)
Interest and other income		8		25
(Loss) income before income taxes and non-controlling interests		(3,099)		2,166
Income tax benefit (expense) (note 16):				
Current		(69)		(1,229)
Future		262		(55)
		193		(1,284)
(Loss) income before non-controlling interests		(2,906)		882
Net loss attributable to non-controlling interests		(665)		(544)
Net (loss) income	€	(2,241)	€	1,426

See accompanying notes to consolidated financial statements.

OMVL S.P.A

Consolidated Statements of Comprehensive Income (Loss)
(Expressed in thousands of Euro)

Years ended December 31, 2009 and 2008

		2009	2008 (unaudited)
(Loss) income for the year before non controlling interests	€	(2,906)	€ 882
Net loss attributable to non controlling interests		665	544
Other comprehensive loss before non controlling interests:			
Cumulative translation adjustment		(14)	(105)
Other comprehensive income attributable to non controlling interests:			
Cumulative translation adjustment		14	43
Comprehensive (loss) income	€	(2,241)	€ 1,364

See accompanying notes to consolidated financial statements.

OMVL S.P.A.

Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Euro except share amounts)
Years ended December 31, 2009 and 2008 (unaudited)

	Common Shares	Share capital	Retained Earnings	Accumulated other comprehensive income (loss)	Controlling interests	Non-controlling interest	Shareholders' equity
Balance, January 1, 2008 (unaudited)	15,414,153	€ 15,414	€ 7,307	€ (5)	€ 22,716	€ 17	€ 22,733
Net loss for the year	0	0	1,426	0	1,426	(544)	882
Cash dividends paid on common stock	0	0	(1,000)	0	(1,000)	0	(1,000)
Other comprehensive loss	0	0	0	(62)	(62)	(43)	(105)
Additional paid-in capital	0	0	0	0	0	955	955
Balance, December 31, 2008	15,414,153	15,414	7,733	(67)	23,080	385	23,465
Net loss for the year	0	0	(2,241)	0	(2,241)	(665)	(2,906)
Cash dividends paid on common stock	0	0	(1,500)	0	(1,500)	0	(1,500)
Other comprehensive income	0	0	0	0	0	14	14
Balance, December 31, 2009	15,414,153	€ 15,414	€ 3,992	€ (67)	€ 19,339	€ (266)	€ 19,073

See accompanyng notes to consolidated financial statements

OMVL S.P.A.

Consolidated Statements of Cash Flows
(Expressed in thousands of Euro)
Year ended December, 31 2009 and 2008

		2009		2008 (unaudited)
Cash flows from operations:				
Net (loss) income including non-controlling interests	€	(2,906)	€	882
Adjustments to reconcile net (loss) income to cash provided (used) by operating activities:				
Depreciation and amortization		946		1,104
Deferred income tax expense (benefit)		(262)		55
Writedown on equity investment		91		0
Gain on sale of property, plant and equipment		0		(198)
Changes in:				
Accounts receivable, net		1,487		3,679
Inventories, net		5,227		(3,713)
Prepaid expenses		(9)		32
Liability for termination indemnities		(19)		(899)
Accounts payable and accrued liabilities		(443)		(6,643)
Other current assets		258		1,692
Other current liabilities		(12)		(420)
Income taxes payable and other		(1,000)		(144)
Net cash provided (used) by operating activities		3,358		(4,573)
Investing activities:				
(Purchase) of property, plant and equipment		(315)		(288)
(Purchase) of short term investments		(861)		0
(Purchase) sale of intangible assets		(2)		280
(Purchase) of interest in equity investments		0		(123)
Net cash used in investing activities		(1,178)		(131)
Financing activities:				
Repayment of bank loan and other long term debt		(144)		(142)
Paid-in capital from non-controlling interests		0		955
Dividends paid on common stock		(1,500)		(1,000)
Net cash used in financing activities		(1,644)		(187)
Increase (decrease) in cash		536		(4,891)
Cash, beginning of year		2,119		7,010
Cash, end of year	€	2,655	€	2,119

See accompanying notes to consolidated financial statements.

OMVL S.P.A

Consolidated Statements of Cash Flows, Continued
(Expressed in thousands of Euro)

Years ended December 31, 2009 and 2008

		2009		2008 (unaudited)
Supplementary information:				
Interest paid	€	35	€	25
Taxes paid	€	1,002	€	480

See accompanying notes to consolidated financial statements.

(Expressed in thousands of Euro)

1. **Nature of operations:**

OMVL S.P.A (the "Company") was originally established, as ASTRA SERVICE, in 1980. In November 2001, Sit La Precisa Group (through its wholly owned subsidiary Sit Controls BV) purchased a portion of the business engaged in the manufacturing and selling of systems for converting natural gas and liquefied petroleum gas vehicle engines. The detailed steps of acquisition were as follows:

- on November 15, 2001, SIT Controls BV acquired all of the share capital of OMVL Srl through Astra Service in liquidation which was 100% owned by Sit Controls BV. The liquidation status was revoked and authorized capital was increased by €10 million for the purpose of the acquisition.
- on December 17, 2001, a merger was completed through incorporation of OMVL Srl in Astra Service and a simultaneous change in the name on the newly formed company to "OMVL Srl".
- On September 28, 2004, the company changed its corporate status resulting in a change in name from OMVL Srl to OMVL S.P.A.

The Company is involved in the research, design, manufacturing and marketing of complete fuel systems for gas propelled vehicles and for the conversion of engines from petrol to compressed natural gas ("CNG") and liquefied petroleum gas ("LPG").

2. **Significant accounting policies:**

(a) Basis of presentation:

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("US GAAP").

The consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries where ownership is more than 50% of the common stock and intercompany transactions are eliminated. The principles of the Accounting Standards Codification ("ASC") No. 810, *Consolidation* are considered when determining whether an entity is subject to consolidation. Where the Company's ownership interest is less than 100%, non-controlling interests in the net assets and non-controlling interests in the profit or loss of consolidated subsidiaries are presented separately from the interest of the parent in the consolidated balance sheet and statement of operations, respectively. The Company consolidates the following subsidiaries:

Juniper Engines Inc (JEI): the Company owns 51% while the other 49% interest is reflected as a non-controlling interest. The owner of the remaining 49% is Westport Power Inc. which is a subsidiary of Westport Innovations Inc. Westport Innovations Inc. acquired the Company on July 2, 2010, as discussed in Note 22. The negative equity of JEI is attributed to the minority interest shareholder given the intention of Westport Power Inc. to continue to support the business.

OMVL Argentina Srl: the Company owns 94.54% of OMVL Argentina Srl, while the remaining 5.46% is reflected as a non-controlling interest.

OMVL (Chengdu) Vehicle Gas System Co. Ltd (OVGS): the Company owns 100% of OVGS.

The Company owns 50% of HEROMVL Alternate Fuels Private Ltd. which is recorded as an equity investment held for sale in the consolidated financial statements and valued at its net realizable value since HEROMVL was held for disposal at year end. The Company's interest was disposed of during May 2010.

2. Significant accounting policies (continued):

(b) Cash and cash equivalents:

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments with an original maturity of three months or less.

(c) Short-term investments

The Company's investments are classified as short-term in nature with terms to maturity of greater than 90 days and less then one year. Interest earned is recognized in the consolidated statement of operations.

(d) Accounts receivable

Accounts receivable are measured at cost, net of allowance for credit losses and doubtful receivables.

(e) Inventories:

The Company's inventory consists of finished goods, work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost or market. Cost is determined based on weighted average cost. The cost of finished goods, work-in-progress and assembled parts include materials, labor and production overhead including depreciation. An inventory obsolescence provision is provided to the extent cost of inventory exceeds market value. In establishing the amount of the inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

(f) Property, plant and equipment:

Property, plant and equipment are recorded at cost. Depreciation is provided as follows:

Assets	Basis	Rate
Computer equipment and software	Declining balance	20%
Furniture and fixtures	Declining balance	12%
Machinery and equipment	Declining balance	10 – 17,5%
Vehicles and tooling equipment	Declining balance	25%

(g) Financial liabilities

Accounts payable and accrued liabilities, short-term debt, and long-term debt are measured at cost.

(h) Intangible assets and goodwill:

In connection with various transactions related to the formation of OMVL S.p.A. in November 2001, the Company recorded goodwill of € 8,935 as well as trademarks which the Company believes have a finite life and are recorded as intangible assets. Trademarks are amortized on a straight-line basis over 10 years. Other intangible assets include, among other items, license agreements on purchased software which are amortized over their respective useful lives.

(i) Impairment of long-lived assets:

The Company's long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable in accordance with ASC No. 350, *Goodwill-Intangible and Other* and No. 360, *Property, Plant and Equipment*. If the sum of the expected undiscounted future cash flows is less than the carrying amount, the Company records an impairment loss, if determined to be necessary.

Goodwill is tested annually for impairment.

The Company completed its annual impairment tests of goodwill at year end and identified no impairment associated with the carrying values of goodwill. The Company evaluates goodwill for impairment based on a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The measurement of possible impairment is based upon the comparison of the fair value of each reporting unit with the book value of its assets. The Company has one consolidated reporting unit. The performance of the goodwill impairment test is subject to significant judgment in determining the estimation of future cash flows, the estimation of discount rates and other assumptions. Changes in these estimates and assumptions could have a significant impact on the fair value and impairment of goodwill.

(j) Revenue recognition:

Product revenue is recognized when all of the following four basic criteria are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable; and
- collectability is reasonably assured.

(k) Income taxes:

Income taxes are recorded in accordance with ASC No. 740, *Income Taxes*, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. Changes in valuation allowances from period to period are included in the tax provisions in the relevant period of change. The Company has adopted FIN No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"), which is now included in ASC No. 740, *Income Taxes*. FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 must be applied to all existing tax positions for all open tax periods as of the date of adoption.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included within the related tax liability in the consolidated balance sheet.

(l) Related party transactions:

In accordance with the provisions of various agreements, the Company may purchase products and components from affiliated companies, sell products and components to affiliated companies and the affiliated companies may sell products and components to unrelated parties. The majority of transactions with related parties are at arm's-length. Certain related parties transfer product to the Company on a cost-plus basis, and others transfer product to the Company at market prices.

(m) Liability for termination indemnities:

The reserve for employee termination indemnities of the Italian company was considered a defined benefit plan through December 31, 2006 and was accounted for accordingly. Effective January 1, 2007, the Italian employee termination indemnity system was reformed, and such indemnities are subsequently accounted for as a defined contribution plan.

(n) Provisions

The Company recognizes provisions when it has a legal or constructive obligation to third parties, when it is probable that an outflow of resources will be required to satisfy the obligation and when a reliable estimate of the amount can be made.

(o) Currency translation:

The Company accounts for its foreign currency denominated transactions and foreign operations in accordance with ASC No. 830, *Foreign Currency Matters*. The financial statements of foreign subsidiaries are translated into Euro, which is the functional currency of the parent company and the reporting currency of the Company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting translation gains and losses are included in Accumulated Other Comprehensive Loss within Shareholder's Equity.

Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date. Gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables during the year, are recognized in the consolidated statement of operations in such year.

(p) Use of estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant judgment and estimates are required in the determination of the valuation allowances against receivables, inventories and deferred tax assets, legal and other accruals for contingent liabilities and the determination of impairment considerations for long-lived assets, among other items. Actual results could differ from those estimates.

(Expressed in thousands of Euro)

3. Accounting changes:

(a) Adoption of new accounting standards:

In June 2009, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-1, Topic 105, *Generally Accepted Accounting Principles,* which amended Accounting Standards Codification ("ASC") 105 *Generally Accepted Accounting Principles,"* confirming that the FASB ASC will become the single official source of authoritative US GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. Only one level of authoritative US GAAP will exist. All other literature will be considered non-authoritative. The ASC does not change US GAAP; instead, it introduces a new structure that is organized and easily accessible. The ASC became effective for interim and annual periods ending on or after September 15, 2009. The Company has adopted amendments to the ASC resulting from ASU No. 2009-1 in 2009.

In December 2007, the FASB issued guidance primarily contained in ASC topic 805, *Business Combinations.* ASC 805 requires that identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree be recognized and measured as of the acquisition date at fair value regardless of the percentage of ownership. The standard also requires any shares issued for acquisition be measured at fair value on the date of acquisition as well as any contingent consideration recognized or any pre-acquisition gain or loss contingencies. In-process research and development will not be capitalized and any acquisition-related transaction costs should be expensed as incurred. ASC 805 is effective for fiscal years beginning after December 15, 2008. The Company adopted the provisions of ASC 805 as of January 1, 2009 which did not have an impact on the consolidated financial statements.

In December 2007, the FASB issued guidance primarily contained in ASC topic 810, *Consolidation.* The updated guidance contained in this section requires that a non-controlling interest in a consolidated subsidiary be presented in the consolidated balance sheet as a separate component of shareholders' equity. Earnings attributed to non-controlling interests are reported as part of consolidated net income and not as a separate component of interest or expense. Once a subsidiary is consolidated, any change in ownership that does not result in a loss of control is accounted for as an equity transaction. Deconsolidation of a subsidiary would result in a gain or loss in the consolidated statement of operations. ASC 810-10-65-1 is effective for fiscal years beginning after December 15, 2008. The Company has adopted ASC 810-10-65-1 as of January 1, 2009. There was no material impact on the consolidated financial statements, although a change in financial statement presentation is required. As of December 31, 2009 and 2008, the Company has classified € 665 and € 544, respectively of net loss attributable to non-controlling interests separately on the consolidated statements of operations.

In June 2009, the FASB amended its existing standards for subsequent events, which was effective for interim and annual fiscal periods ending after June 15, 2009, and established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new standard established the period after the balance sheet date during which the Company should evaluate events or transactions that may occur for potential recognition or disclosure in the consolidated financial statements, the circumstances under which the Company should recognize events or transactions occurring after the balance sheet

(Expressed in thousands of Euro)

date and the disclosures that should be made about events or transactions. The Company adopted this guidance in 2009.

(b) Future accounting changes:

In January, 2010, the FASB issued ASU 2010-02, *Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification*, ("ASU 2010-02"). ASU 2010-02 amends ASC 810 by clarifying the scope of the decrease in ownership provisions of subtopic ASC 810-10. ASU 2010-02 also expands the disclosures about the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of ASU 2010-02 is not expected to have an impact on the consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financial Receivables* and the *Allowance for Credit Losses* ("ASU 2010-20"). ASU 2010-20 amends existing disclosure guidance to require an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. ASU 2010-20 is effective for fiscal and interim periods beginning after December 15, 2010. The Company will review the requirements under the standard to determine what impacts, if any, the adoption of the standard would have on the consolidated financial statements

In July 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 amends ASC 820, *Fair Value Measurements and Disclosures*, to improve disclosures regarding fair value measurements by providing additional disclosure requirements and clarifying existing disclosure requirements for fair value measurements. This guidance is effective for interim and annual reporting periods beginning December 15, 2009. The Company will adopt ASU 2010-06 as of January 1, 2010. As ASU 2010-06 relates specifically to disclosure, the adoption of this standard is not expected to have impact on the consolidated financial statements.

(Expressed in thousands of Euro)

4. Inventories:

	2009	2008 (unaudited)
Purchased parts	€ 4,385	€ 7,090
Assembled parts	806	1,271
Work-in-process	1,280	1,823
Finished goods	600	2,034
Obsolescence reserve	(212)	(132)
	€ 6,859	€ 12,086

During the year ended December 31, 2009, the Company recorded write-downs to market value of approximately € 80 (2008 - € 29) for obsolescence and scrap. The reserve for obsolescence amounts to € 212 at December 31, 2009 and to € 132 in 2008 respectively and has been estimated based on a specific analysis of the items in inventory.

5. Accounts payable and accrued liabilities:

	2009	2008 (unaudited)
Customer trade payables	€ 6,500	€ 7,077
Due to parent company	163	174
Due to affiliated companies	505	360
	€ 7,168	€ 7,611

6. Accounts receivable:

	2009	2008 (unaudited)
Customer trade receivables	€ 6,446	€ 7,490
Due from parent company	0	23
Due from affiliated companies	216	527
Allowance for credit losses and doubtful receivables	(293)	(194)
	€ 6,369	€ 7,856

At December 31, 2009 and 2008, the Company recorded an allowance for credit losses and doubtful receivables of € 293 and € 194 respectively, for trade receivables past due over ninety days and for specific receivables where the customer is not expected to pay for financials or other reasons. The net expense of the year ended December 31, 2009 for credit losses is € 99 (2008 - € 45).

7. Property, plant and equipment:

2009	Cost	Accumulated depreciation	Net book value
Computer equipment and software	€ 404	€ 333	€ 71
Furniture and fixtures	148	115	33
Machinery and equipment	5,593	3,750	1,843
Vehicles and tooling equipment	222	172	50
	€ 6,367	€ 4,370	€ 1,997

(Expressed in thousands of Euro)

2008 (unaudited)	Cost	Accumulated depreciation	Net book value
Computer equipment and software	€ 401	€ 306	€ 95
Furniture and fixtures	151	110	41
Machinery and equipment	5,177	3,106	2,071
Vehicles and tooling equipment	343	141	202
	€ 6,072	€ 3,663	€ 2,409

The depreciation of years ended December 31, 2009 and 2008 amounted to € 727 and € 846 respectively. No equipment and furniture are held under capital lease.

8. **Intangible assets:**

2009	Cost	Accumulated Amortization	Net book value
Trademarks	€ 1,525	€ 1,363	€ 162
Programs	237	199	38
Other intangible	221	161	60
	€ 1,983	€ 1,723	€ 260

2008 (unaudited)	Cost	Accumulated Amortization	Net book Value
Trademarks	€ 1,525	€ 1,211	€ 314
Programs	237	170	67
Other	219	123	96
	€ 1,981	€ 1,504	€ 477

Amortization expense for the years ended December 31, 2009 and 2008 amounted to € 219 and € 258 respectively.

The estimated aggregate amortization expense for 2010 is expected to be € 212 and the remaining amortization on these intangible assets is not expected to be significant for the years ended December 31, 2011, 2012 and 2013.

9. **Equity investment held for sale:**

	2009	2008 (unaudited)
Heromvl Alternate Fuel System Ltd	€ 32	€ 123
	€ 32	€ 123

The Company acquired a 50% interest in Heromvl Alternate Fuel System Ltd ("Heromvl") an Indian company that was incorporated in 2008. At the end of 2009, the Company recorded an impairment loss of € 91 given the decision to sell the equity investment and based to the agreed selling price with the counterparty. The sale of the Company's interest in Heromvl was completed in May 2010.

(Expressed in thousands of Euro)

10. Other current assets:

	2009	2008 (unaudited)
Value added tax and customs duties receivables	€ 720	€ 873
Income taxes receivable – IRAP	63	179
Other receivables	102	91
	€ 885	€ 1,143

11. Other current liabilities:

	2009	2008 (unaudited)
Salaries, benefits and accrued liabilities	€ 344	€ 491
Liabilities for social contributions	194	180
Provisions	132	20
Other payables	40	31
	€ 710	€ 722

Provisions of € 132 in 2009 and € 20 in 2008 relate to warranty costs.

12. Long-term debt:

	2009	2008 (unaudited)
Centrobanca – L46 – long term portion	€ 147	€ 292
Centrobanca – L46 - Current portion	145	144
	€ 292	€ 436

The Company has a bank loan with Centrobanca – L46 which has an expiration date in May 2011 and bears interest at of 1.0120%. The Centrobanca loan requires the following annual payments during the respective fiscal years

2010	€ 145
2011	147
	€ 292

13. Short-term investments:

	2009	2008 (unaudited)
CIBC guaranteed investment certificate (GIC)	€ 861	€ 0
	€ 861	€ 0

(Expressed in thousands of Euro)

Short term investments are held by the Company's subsidiary, Juniper Engines Inc., and consist of government term deposits in which the Canadian subsidiary invests excess cash. They are classified as short term in nature with maturities greater than 90 days and less then one year. Interest earned is recognized in the statements of operations. Due to the nature of these instruments (highly liquid and law yield) their carrying amount approximates the fair market value.

14. Cash:

	2009	2008 (unaudited)
Cash	€ 2,655	€ 2,119
	€ 2,655	€ 2,119

Cash includes an amount of € 2,500 (2009) and € 801 (2008) included in an intercompany cash pooling account with the parent company Sit La Precisa Spa. The interest expense recorded on this intercompany cash pooling account is at Euribor plus 1%, while the interest income is recorded at Euribor less 3.5%. Cash also includes cash on hand of € 5 in 2009 and € 3 in 2008.

In 2009 the bank accounts of the Chinese and Argentinean subsidiaries amount in total to € 98, the bank accounts of the Canadian subsidiary amounts to € 53. In 2008 cash includes the bank account of Juniper Engines for € 1,196 and bank accounts of the Chinese and Argentinean subsidiary of € 119 in total.

15. Shareholders' equity:

In May 2009 and May 2008, the Company's shareholders approved cash dividends of € 1,500 and € 1,000, respectively. These amounts became payable in June 2009 and June 2008, respectively. Italian law requires that five percent of net income be retained as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for distribution to the shareholders. Legal reserves of the Italian entities included in retained earnings were € 349 and € 264 at December 31, 2009 and 2008, respectively. These amounts are included in Retained Earnings. Italian law also requires that the reserves are not available for distribution for the residual net amount of research and developments costs capitalized, which in 2009 amounts € 249.

16. Income taxes:

The Company's income tax consists of (2009 - audited - and 2008 - unaudited):

	(loss) income before taxes	Current	Deferred	Total
December 31, 2009:				
Italy	€ (1,556)	€ (46)	€ 262	€ 216
Canada	(1,322)	0	0	0
Other	(221)	(23)	0	(23)
Total	€ (3,099)	€ (69)	€ 262	€ 193

(Expressed in thousands of Euro)

December 31, 2008:				
Italy	€ 3,433	€ (1,212)	€ (55)	€ (1,267)
Canada	(1,100)	0	0	0
Other	(167)	(17)	0	(17)
Total	€ 2,166	€ (1,229)	€ (55)	€ (1,284)

The Italian statutory tax rate includes two components: national ("IRES" – 27.5%) and regional ("IRAP"- 3.9%) tax. IRAP has a different base for its computation as compared with IRES.
The reconciliation between the Italian statutory tax rate and the effective tax rate is as follows:

	2009		2008 (unaudited)	
Net (loss) income before income taxes and net income attributable to non-controlling interests	€ (3,099)		€ 2,166	
Expected income tax benefit (expense)	€ 973	*31.4%*	€ (680)	*(31.4%)*
Increase in income taxes resulting from:				
Non-deductible expenses	(109)	*(3.5%)*	(100)	*(4.6%)*
IRAP different tax bases	(227)	*(7.3%)*	(139)	*(6.4%)*
Foreign tax rate differences	(47)	*(1.5%)*	(35)	*(1.6%)*
Change in valuation allowance	(397)	*(12.8%)*	(330)	*(15.2%)*
	€ 193	*6.3%*	€ (1,284)	*(59.2%)*

(b) The tax effects of the significant temporary differences that comprise deferred tax assets and liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008 (unaudited)
Deferred tax assets:		
Net operating loss carry forwards	€ 1,144	€ 330
Other Intangible assets	200	163
Other	151	87
Valuation allowance	(827)	(330)
Total	668	250
Deferred tax liabilities:		
Goodwill	(1,902)	(1,746)
Total deferred tax liability, net	€ (1,234)	€ (1,496)
Allocated as follows:		
Current deferred tax asset	467	87
Non current deferred tax asset	201	163
Non current deferred tax liability	(1,902)	(1,746)
Total deferred tax liability	€ (1,234)	€ (1,496)

In determining the valuation allowance, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent on the generation of income during the future periods in which those temporary differences become deductible. For the Canadian subsidiary, since evidence does not exist that the future income tax assets will be fully realized, a valuation allowance has been recorded.

(Expressed in thousands of Euro)

Italian companies' taxes are subject to review pursuant to Italian law. As of December 31, 2009, tax years from 2005 through the most recent year were open for such review. As of December 31, 2009, the Company was not the subject of an Italian tax inspection.

(c) The Company has non-capital loss carry forwards in Canada available to offset future taxable income which expire as follows (in Canadian dollars):

December 31, 2028	$ 1,713
December 31, 2029	$ 2,089
	$ 3,802

The non-capital losses in Canada are subject to a full valuation allowance. The Company also has non-capital loss carry forwards in Italy available to offset taxable income for an amount of € 1,154, which expire on December 31, 2014. For the loss created in year ended December 31, 2009, the Company recorded a deferred tax assets of € 317, due as a result of the Italian tax consolidation with company Findest S.r.l. (former indirect parent company).

The Company accounts for uncertainties using FASB Interpretation No. 48, Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109 ("FIN 48") which is now included in ASC No. 740. *Income taxes*. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes. Under FIN 48, a company would recognize the benefit of tax positions when it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Company does not believe that any income tax positions taken in its filings are subject to material uncertainty if reviewed by the any tax jurisdiction in which the Company operates. In cases where the Company is charged interest and penalties on uncertain tax positions that do not meet the recognition criteria, the Company includes these in interest expense and other operating expenses, respectively.

17. Liability for termination indemnity:

Italian law provides for severance payments to employees upon dismissal, resignation, retirement or other termination of employment. The Company records an Employee Termination Indemnity ("TFR") in order to account for this obligation to its employees. From inception through December 31, 2006, the TFR was considered an unfunded defined benefit plan.

Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 is revalued each year based on a revaluation index linked to the inflation rate. As a result, such amounts are no longer considered a defined benefit plan at December 31, 2009.

The related expenses for the years ended December 31, 2009 and 2008 are € 185 and € 280 respectively.

(Expressed in thousands of Euro)

There are also some termination indemnities (defined contributions) in other countries that are provided through payroll tax and other social contributions in accordance with local statutory requirements.

18. Commitments and contingencies:

(a) The Company has obligations under operating lease arrangements which require the following minimum annual payments during the respective fiscal years:

2010	€ 210
2011	210
2012	181
2013	143
2014	106
	€ 850

For the year ended December 31, 2009, the Company incurred operating lease expense of € 210 (2008 - € 250).

(b) The Company is subject to lawsuits and claims arising out of the ordinary course of business, including actions related to the use and performance of our products; warranty matters; contractual liability; and distributor termination. We have denied liability with respect to many of these lawsuits, claims and proceedings and are vigorously defending such lawsuits, claims and proceedings. We carry various forms of commercial, property and casualty, product liability and other forms of insurance; however, such insurance may not be applicable or adequate to cover the costs associated with a judgment against us with respect to these lawsuits, claims and proceedings. We do not believe that these lawsuits are material individually or in the aggregate. While we believe we have also established adequate accruals for our expected future liability with respect to pending lawsuits, claims and proceedings, where the nature and extent of any such liability can be reasonably estimated based upon the presently available information, there can be no assurance that the final resolution of any existing or future lawsuits, claims or proceedings will not have a material adverse effect on our business, results of operation, financial condition or cash flows.

(c) The Company has a credit facility for maximum borrowings of US$150 in Argentina. Outstanding amounts for this credit facility bear interest at a rate that as at December 31, 2010 is 20% annually.

19. Related parties – Revenues and Expenses:

The Company had the following revenues and expenses with related parties (parents and affiliates);

2009	
Sales to related parties	€ 421
Purchases from related parties	€ 1,159
2008 (unaudited)	
Sales to related parties	€ 2,462
Purchases from related parties	€ 1,941

(Expressed in thousands of Euro)

20. Segment information:

The Company currently operates in one operating segment which involves the development, production and the related commercialization of fuel systems and components for alternative fuels vehicles (LPG and CNG). The majority of the Company's property, plant and equipment are located in Italy. For the year ended December 31, 2009, 24% (2008 - 38%) of the Company's revenue was from sales in Europe, 68% (2008 - 50%) from sales in Asia, 4% (2008 – 4%) from sales in South America and 4% (2008 – 8%) from elsewhere.

21. Risks Management policy:

(a) Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company expects to be able to meet its future financial obligations with its current source of funds.

(c) Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash and cash equivalents, short-term investments, accounts receivable and loan receivable. The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly meetings with the managers of the Company.

In order to minimize the risk of loss for customer receivables the Company's extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 to 90 days. The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful receivables are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers' liquidity and financial condition.

(d) Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. Cash and cash equivalents, accounts receivable, accounts payables and short-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Euro and these foreign currencies.

(Expressed in thousands of Euro)

The Company's objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by operating with third parties in Euro to the maximum extent possible and practical. The Company currently does not enter into any forward foreign currency contracts to further limit its exposure.

The Euro carrying amount of assets and liabilities subject to exposure to foreign currency risk in the consolidated statement of operations at December 31, 2009 is as follows:

	2009	2008 (unaudited)
	FC	FC
Cash and cash equivalents	€ 151	€ 1,315
Accounts receivable	466	452
Accounts payable	1,456	759

Change in foreign exchange rates are not expected to significantly impact results from operations and comprehensive income.

(e) *Interest rate risk:*

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has a limited interest rate risk based on its positive financial position.

(f) *Fair value of financial instruments:*

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of these instruments.

The fair values of the Company's demand installment loan and short-term debt are not materially different from its carrying value based on market rates of interest.

22. Subsequent events

On July 2, 2010 the Company was acquired by Westport Innovation Inc., a public Company listed on the Toronto Stock Exchange in Canada and the NASDAQ exchange in the United States. As a result, the Company will be consolidated by Westport Innovations Inc. effective July 2, 2010